SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   FORM 11-K

          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     For the transition period from _________________ to _________________

                         Commission file number 0-11113


              Full Title of the Plan and the Address of the Plan:

                           Santa Barbara Bank & Trust
                    Employee Stock Ownership Plan and Trust
                              1021 Anacapa Street
                            Santa Barbara, CA 93101

       Name of Issuer of the securities held pursuant to the plan and the address of the principal executive office:

                             Santa Barbara Bancorp
                              1021 Anacapa Street
                            Santa Barbara, CA 93101

                              REQUIRED INFORMATION


The Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirement of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Santa Barbara Bank & Trust
Employee Stock Ownership Plan & Trust


Date:  June 26, 1998           By:        /s/Jay Donald Smith

                                          Jay Donald Smith
                                          Senior Vice President
                                          of Santa Barbara Bank & Trust, Trustee

                    SANTA BARBARA BANK & TRUST

              EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                    DECEMBER 31, 1997 AND 1996

                               INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits as of
December 31, 1997 and 1996

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULES

Item 27a - Schedule of Assets Held for Investment as of December 31, 1997

Item 27d - Schedule of Reportable Transactions for the year ended
           December 31, 1997












Note: All other schedules have been omitted, since the information is either disclosed elsewhere in the financial statements, not applicable, or not required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the Santa Barbara Bank & Trust Employee Stock Ownership
       Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1997 and of reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as whole.




                               ARTHUR ANDERSEN LLP



Los Angeles, California
May 15, 1998

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 15, 1998, into this Form 11-K and into Santa Barbara Bancorp's previously filed Form S-8 Registration Statements File Nos. 33-5493, 33-43560, 33-48724, 333-05117 and 333-05119.





Los Angeles, California
June 26, 1998


                           Santa Barbara Bank & Trust
                     Employee Stock Ownership Plan and Trust

              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1997 and 1996



ASSETS:                                             1997          1996
                                                    ----          ----

  Cash equivalents                              $    18,226   $        --
  Investment in Common Stock of Santa Barbara
     Bancorp, at fair value                      35,280,461    19,968,536
  Investment in Mutual Funds, at fair value          70,261       525,751
  Employer contributions receivable                      --     1,000,000
  Dividends and interest receivable                   3,780            --
                                                -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $35,372,728   $21,494,287
                                                ===========   ===========









        The accompanying notes are an integral part of these statements.

                           Santa Barbara Bank & Trust
                     Employee Stock Ownership Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits for
                      the year ended December 31, 1997




NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                  $21,494,287
                                                     ------------

Investment income:

   Net appreciation in fair value of investment
     of Santa Barbara Bancorp                         14,046,149
   Net appreciation in fair value of Mutual Funds            876
   Dividends on Common Stock
     of Santa Barbara Bancorp                            681,261
   Dividends on Mutual Funds                              11,321
   Interest income                                         2,667
                                                     ------------
             Total investment income                  14,742,274
                                                     ------------

Employer contribution                                  1,347,076
Interest Expense                                         (57,837)
Administrative Expenses                                   (1,095)
Payment of dividends to participants                    (495,805)
Transfer to profit sharing plan                          (59,930)
Distributions to participants                         (1,596,242)
                                                     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                        $35,372,728
                                                     ============





         The accompanying notes are an integral part of this statement.


                           Santa Barbara Bank & Trust
                     Employee Stock Ownership Plan and Trust

                          Notes to Financial Statements
                                December 31, 1997



1.    Plan Description and Basis of Presentation

The Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust (the "Plan" or "ESOP") was approved by the Board of Directors of Santa Barbara Bank & Trust (the "Bank") on January 1, 1985. The Bank is a wholly owned subsidiary of Santa Barbara Bancorp (the "Company"). The Bank is also the Trustee and Administrator of the Plan. Since the initial purchase of common stock of the Company in January 1985, the Plan has made several other large purchases of the Company's stock.

The Plan covers employees of the Bank who have completed one year of service, have worked more than 1,000 hours during the Plan year and are 18 years of age. Contributions by the Bank to the Plan are discretionary, but generally have approximated 10 percent of pre-tax Bank profits prior to employer contributions to the Plan. Employees do not contribute to the Plan.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

When employees have been participating in the ESOP for ten years and have attained age 55, the Internal Revenue Code requires the ESOP to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. Some of the proceeds from the sale of stock to accomplish this diversification were used to purchase mutual funds. These investments remained in the ESOP and are reported in the Statements of Net Assets Available for Plan Benefits as Investment in Mutual Funds. Other proceeds from sales for this diversification were transferred to the participants' accounts in the Incentive & Investment and Salary Savings Plan.

Participants who have completed a year of service during the Plan year and are employed on the last day of the Plan year receive allocations of forfeitures and Bank contributions based on their eligible compensation. The Plan's invested assets consist of stock in Santa Barbara Bancorp and shares in various mutual funds as shown in the supplemental Schedule of Assets Held for Investment as of December 31, 1997.

Participants vest in their account as follows:

                 Plan Years of            Percent
                 --------------           -------
                 Service                    Vested
                 -------                    ------
                 Less than 2 years              0%
                 2 years                       20%
                 3 years                       30%
                 4 years                       40%
                 5 years                       60%
                 6 years                       80%
                 7 years                      100%


All participants are considered fully vested upon attainment of retirement age
(65) or the earlier of their qualifying retirement, disability or death.

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Bank. Distributions are made in cash or, if a participant elects, in the form of the Company's common shares plus cash for any fractional shares.

The Bank retains all rights to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants will be fully vested and the Bank, as the Trustee, will be directed to distribute the participants' equity to participants in proportion to their accounts.

All administrative expenses, except as explained in Note 5, are paid by the Bank.


2.    Summary of Significant Accounting Policies

A. Contributions from the Bank are recorded on an accrual basis and are allocated annually to individual participants' accounts as provided by the Plan and in accordance with the law, net of amounts used to make payments on any debt.

B. Investment income is accrued and is allocated to individual participants' accounts quarterly.

C. The Plan requires that forfeitures of unvested amounts be allocated among the individual accounts of active participants at the end of the Plan year. Forfeited non-vested accounts totaled $30,847 and $35,988, at December 31, 1997 and 1996, respectively. Forfeitures allocated to participants during the 1997 Plan year totaled $60,569.

D. Investments in the Common Stock of the Company are stated at fair value. Investments in Mutual Funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Realized appreciation or depreciation is recorded upon the sale of vested shares distributed to terminated Plan participants. Unrealized appreciation on investments represents the excess of fair value over cost (cost equals the market value at the beginning of the period).

E. Certain prior year amounts have been reclassified to conform to the 1997 presentation.

F. The accompanying financial statements are prepared on the accrual basis of accounting. The presentation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:
                                               1997          1996
                                               ----          ----

    Net assets available for plan
    benefits per the financial statements  $35,372,728   $21,494,287

    Amounts allocated to withdrawing
    participants                            (1,672,897)     (436,284)
                                           ------------  ------------
    Net assets available for plan
    benefits per the Form 5500             $33,699,831   $21,058,003
                                           ============  ============


The following is a Plan reconciliation of distributions to Plan participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

                                                     1997
                                                     ----
    Distributions to participants per the
    financial statements                          $1,596,242
    Add:    Amounts allocated to withdrawing
            participants at December 31, 1997      1,672,897
    Less:   Amounts allocated to withdrawing
            participants at December 31, 1996       (436,284)
                                                  -----------
    Distributions to participants per the
    Form 5500                                     $2,832,855
                                                  ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of that date. However, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.


4.    Tax Status

The Plan obtained its most recent determination letter from the Internal Revenue Service on February 23, 1995. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust satisfied the tax exempt requirement of the Internal Revenue Code. The Plan has been amended subsequently. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and that the related trust was tax exempt as of the financial statement date.


5.    Administration of Plan Assets

The Plan's assets, which consist principally of the Company's common shares, are held by the Trustee of the Plan.

Bank contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Bank. The amounts of these expenses amounted to $41,710 and $42,769 in fiscal year 1997 and 1996, respectively.

Beginning in 1997, the Bank began to charge the Plan for the administration of the accounts of employees who have terminated their employment before retirement but have not requested distribution of their accounts. These expenses are charged by the Plan to the individual's account.


6.    Investment in Common Stock of Santa Barbara Bancorp

The changes in the investment account of Common Stock of the Company for the years ended December 31, 1997 and 1996 are summarized as follows:
                                                  1997         1996
                                                  ----         ----

       Total number of shares                  1,426,324    1,564,530
       Purchased by the plan                     141,344            -
       Distribution to participants              (70,354)    (138,206)
                                               ----------   ----------
       Balance                                 1,426,324    1,497,314
                                               ==========   ==========

       Fair value per share as of December
       31, 1997 and 1996                          $23.57       $14.00

       Number of participants                        565          465

As explained in Note 1, under the current value method of accounting for investments, the cost of investments is equal to the market value of the investment at the end of the previous year. The cost of the Company's shares at the end of the previous period for determining realized and unrealized appreciation was $14.00 per share. Investment in common stock of the Company represents greater than 5 percent of the net assets of the Plan. There were no other significant related party transactions during the Plan year.


7.    Repurchase of Shares

Occasionally, the Plan repurchases stock from terminating employees who do not wish to retain their stock. Repurchased shares are retained by the Plan and therefore are not reported in the table as a change in the Investment in Common Stock of the Company. Such stock is allocated among the individual accounts of active participants at the end of the Plan year. The market value of investments other than stock is distributed to terminating employees in cash.


8.    Dividends

Cash dividends on allocated shares are distributed directly to participants as received from the Company. Cash dividends on any outstanding unallocated shares are allocated to participants' accounts at the end of the Plan year. At December 31, 1997, there were no unallocated shares outstanding.


9.    Interest Expense

A block of 80,000 additional shares of Santa Barbara Bancorp stock was offered for sale to the Plan during 1997. The price offered was $1,652,500 or $20.66 per share, which represents the fair value of the stock on the date of the offer. The purchase price exceeded the amount of funds held by the Plan. The Plan borrowed the funds necessary for the purchase from the Bank. The loan accrued interest at 8.5 percent for the period that the loan was outstanding. The loan was repaid on December 31,1997.


10.   Subsequent Event

On February 24, 1998, the Board of Directors of the Company declared a 2 for 1 common stock split. The number of shares held and all per share amounts in these statements have been restated to reflect this split.

                                                                                          SCHEDULE I
                           Santa Barbara Bank & Trust
                     Employee Stock Ownership Plan and Trust
                         EIN 95-2089059 Plan Number 003

                Item 27a - Schedule of Assets Held for Investment
                             as of December 31, 1997




Identity of Issuer, Borrower,                                                                 Fair
Lessor, or Similar Party                     Description of Investment          Cost         Value
-------------------------------------------- -------------------------------- ----------   ----------
*Money Market Account,
    Santa Barbara Bank & Trust                    10,016 units               $    10,016   $   10,016
Franklin Cash Reserves                             8,210 shares                    8,210        8,210
                                                                             -----------   ----------
                                             Total cash equivalents               18,226       18,226

*Santa Barbara Bancorp                         1,497,314 common stock shares  21,600,299   35,280,461

Fidelity Advisor Equity Growth                       238 common stock shares      12,082       11,019
Fidelity Advisor Intermediate Bond                 1,953 corporate bond units     20,509       20,708
Franklin Mutual Qualified                            432 common stock shares       8,061        7,833
Franklin Small Cap Growth                            353 common stock shares       6,433        8,096
Templeton Foreign                                  1,116 common stock shares      11,920       11,105
Van Kampen American Capital Enterprises              660 common stock shares      11,124       11,500
                                                                             -----------  -----------
                                             Total mutual funds                   70,129       70,261
                                                                             -----------  -----------


                                             Total investments               $21,688,654  $35,368,948
                                                                             ===========  ===========





* Represents a party-in-interest

                                   SCHEDULE II
                           Santa Barbara Bank & Trust
                     Employee Stock Ownership Plan and Trust
                             EIN 95-2089059 PLAN 003

                 Item 27d - Schedule of Reportable Transactions
                      for the year ended December 31, 1997




                                                  Purchase    Selling      Cost of     Net Gain
Identity of Issuer     Description of Asset        Price       Price        Asset       (Loss)
---------------------- ------------------------- ----------- ----------- ------------ -----------
Santa Barbara Bancorp   Common Stock
                           16 purchases          $ 1,384,162  $       -  $ 1,384,162   $       -
                           13 sales                        -    140,354       92,338      48,016

